November 16, 2023

Via Edgar Transmission

Mr. Thomas Jones/ Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Majestic Ideal Holdings Ltd Amendment No. 4 to Registration Statement on Form F-1 Filed October 31, 2023 File No. 333-271502

Dear Mr. Jones/ Mr. Ingram:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 9, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 4 to Registration Statement on Form F-1 filed October 31, 2023

General

1.	We note the disclosure on page 5 and elsewhere in your amendment that “On May 11, 2023, the Company submitted the filing materials to the CSRC, and the Company subsequently obtained approval from the CSRC on July 24, 2023. However, the Company may need to update the filing materials if any of the aforementioned material matters occurs.” Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

Response:

We respectfully advise the Staff that we have further updated filing materials to CSRC on November 15, 2023, as disclosed on pages 5, 17 and Alt-9. The Company confirms that it will notify the Staff promptly of any further changes that are made to our disclosure regarding or requested by the CSRC.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com